UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Siebert Financial Corp.
(Name of Subject Company)
Kennedy Cabot Acquisition, LLC
(Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
826176109
(Cusip Number of Class of Securities)
Gloria E. Gebbia
Kennedy Cabot Acquisition, LLC
Chief Executive Officer
24100 Calabasas Road
Calabasas, CA 91302
(212)514-8369
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Lawrence G. Nusbaum, Esq.
Martin H. Kaplan, Esq.
Bryan S. Dixon, Esq.
Gusrae Kaplan Nusbaum PLLC
120 Wall Street, 25th Floor
New York, NY 10005
212-269-1400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$3,334,766.40	$335.81

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying (i) the 2,778,972 outstanding shares of common stock of Siebert Financial Corp. (“Siebert”), par value $0.01 per share (the “Shares”) which are subject to the Offer (as defined below), multiplied by the offer price of $1.20 per Share. The calculation of the filing fee is based on information provided by Siebert as of September 29, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $335.35	Filing Party: Kennedy Cabot Acquisition, LLC
Form or Registration No.: Schedule TO	Date Filed: September 6, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on September 6, 2016 by Kennedy Cabot Acquisition, LLC., a Nevada limited liability corporation (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase 2,778,972 shares of common stock of Siebert Financial Corp., a New York corporation (“Siebert”), par value $0.01 per share (each, a “Share”, and collectively, the “Shares”), that represent all of the issued and outstanding Shares other than the 19,310,000 Shares owned by the Estate of Muriel F. Siebert, at a purchase price of $1.20 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed to, among other items, increase the amount of shares that the Purchaser is offering to purchase in the Offer and disclose an extension of the Offer until October 27, 2016.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

•	As of September 29, 2016, Siebert has issued and outstanding 22,088,972 Shares, of which (i) 19,310,000 Shares are owned by the Majority Shareholder, which we will acquire in the Majority Share Purchase pursuant to the Acquisition Agreement, and (ii) 2,778,972 Shares are owned by the other Company shareholders, all of which 2,778,972 Shares we are offering to purchase in the Offer. Accordingly, the number of Shares that the Purchaser is offering to purchase in the Offer is 2,778,972.

•	The fifth paragraph of the “Summary Term Sheet” on page i of the Offer to Purchase is hereby deleted and replaced in its entirely with the following:

“As of September 29, 2016, Siebert has issued and outstanding 22,088,972 Shares, of which (i) 19,310,000 Shares are owned by the Majority Shareholder, and which we will acquire in the Majority Share Purchase pursuant to the Acquisition Agreement, and (ii) 2,778,972 Shares are owned by the other Company shareholders, all of which 2,778,972 Shares we are offering to purchase in the Offer.”

•	The following paragraph is added as the first paragraph on the cover page of the Offer to Purchase and as the last paragraph on page (i) of the “Summary Term Sheet” of the Offer to Purchase:

“The Offer was scheduled to expire at 12:00 midnight, Eastern Time, at the end of October 3, 2016.  The Offer is extended until 5:00 PM, Eastern Time on October 27, 2016, unless further extended.  American Stock Transfer & Trust Company LLC, the depositary for the Offer, has indicated that as of 12:00 midnight, Eastern Time, at the end of September 29, 2016, approximately 22,088,972 Shares were issued and outstanding, and 57,908 Shares have been tendered into and not properly withdrawn from the Offer (including 0 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase).”

•	On page (iii) of the Summary Term Sheet, the third paragraph responding to “Can the Offer be extended and under what circumstances?” is hereby deleted in its entirety.

•	The eighth paragraph of Section 1 – “Terms of the Offer” on page 3 of the Offer to Purchase is hereby deleted in its entirety.

•	The fifth paragraph of the subsection entitled “The Acquisition Agreement” under Section 11 – “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements” on page 14 of the Offer to Purchase is hereby deleted in its entirety.

•	The first paragraph of the subsection entitled “Termination.” under Section 11 – “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements” on page 25 of the Offer to Purchase is hereby deleted and replaced in its entirely with the following:

“The Acquisition Agreement may be terminated, and the transactions contemplated by the Acquisition Agreement may be abandoned (including the Offer and the Majority Share Purchase), at any time prior to the expiration of the Offer (notwithstanding any approval of the Acquisition Agreement by the Siebert shareholders) by:”

•	Section (c), and (c)(i) of the subsection entitled “Termination.” under “Section 11 –Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements” on page 25 of the Offer to Purchase is hereby deleted and replaced in its entirely with the following:

“(c) This Agreement may be terminated by the Purchaser and the transactions contemplated by the Acquisition Agreement may be abandoned (including the Offer and the Majority Share Purchase), at any time prior to the expiration of the Offer:

(i) if, prior to the consummation of the Offer, a Company Adverse Recommendation Change shall have occurred,(ii) the Company shall have entered into, or publicly announced its intention to enter into, an agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture or partnership agreement or other contract (a “Company Acquisition Agreement”) (other than a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to Siebert than those contained in the Letter of Intent. (an “Acceptable Confidentiality Agreement”), (iii) the Company shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in the Acquisition Agreement, (iv) the Company Board fails to reaffirm (publicly, if so requested by Purchaser) the Company Board Recommendation within ten (10) Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal, (v) a tender offer or exchange offer relating to the Shares shall have been commenced by a person unaffiliated with Purchaser and the Company shall not have sent to its shareholders pursuant to Rule 14e-2 under the Securities Act, within ten (10) Business Days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that shareholders reject such tender or exchange offer, or (vi) the Company or the Company Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this paragraph in the Acquisition Agreement;”

•	Section (d) through (d)(ii) of the subsection entitled “Termination.” under Section 11 – “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements” on page 25 of the Offer to Purchase is hereby deleted and replaced in its entirely with the following:

“(d) This Agreement may be terminated by the Majority Shareholder and Siebert at any time prior to the consummation of the Majority Share Purchase if:

(i) if, prior to the expiration of the Offer, the Company Board authorizes the Company, in full compliance with the terms of the Acquisition Agreement, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), in respect of a Superior Proposal; provided that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement; or

(ii) if, prior to the expiration of the Offer, Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Acquisition Agreement and in each case such breach or failure to perform is incapable of being cured by the Outside Date); provided that the Company shall have given Purchaser at least 30 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this paragraph.”

•	The third paragraph of the subsection entitled “Fees and Expenses Following Termination in Certain Situations.” under Section 11 – “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements” on page 26 of the Offer to Purchase is hereby deleted and replaced in its entirely with the following:

“If the Acquisition Agreement is terminated (i) prior to the expiration of the Offer, by Purchaser pursuant to paragraph (c) (ii) under “Termination” above, or (ii) by the Company or Purchaser pursuant to paragraph (b)(i)(A) under “Termination” above and, in the case of clauses (i) and (ii) above in this paragraph, (A) prior to such termination, a Takeover Proposal shall (1) in the case of a termination pursuant to paragraph (b)(i)(A) under “Termination” above, have been publicly disclosed and not withdrawn or (2) in the case of a termination pursuant to paragraph (c) under Termination above, have been publicly disclosed or otherwise made or communicated to the Company or the Company Board, and not withdrawn, and (B) within one (1) year following the date of such termination of the Acquisition Agreement any Takeover Proposal shall have been consummated (whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed), then in any such event the Company shall pay to Purchaser (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Termination Fee, plus, all Expenses actually incurred by Purchaser on or prior to the termination of the Acquisition Agreement (it being understood for all purposes of this paragraph, all references in the definition of Takeover Proposal to 15% shall be deemed to be references to “more than 50%” instead). If a person (other than Purchaser) makes a Takeover Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination, as applicable, and, within one (1) year following the date of the termination of the Acquisition Agreement, such person or any of its controlled affiliates makes a Takeover Proposal that is publicly disclosed, such initial Takeover Proposal shall be deemed to have been “not withdrawn” for purposes of clauses (1) and (2) of this paragraph.”

•	The following shall be added above the last three bullet points of Section 13 – “Conditions to the Offer” on page 28 of the Offer to Purchase:

“The obligations of the Company to effect the closing of the Offer shall be subject to the satisfaction at or prior to the closing date of each of the following conditions, any of which may be waived, in writing, by the Company:

•     The Pre-Closing Dividend shall have been paid”

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(E)        Press Release issued by Kennedy Cabot Acquisition, LLC on September 29, 2016.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2016

KENNEDY CABOT ACQUISITION, LLC

By:	/s/ Gloria E. Gebbia
Name:	Gloria E. Gebbia
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 6, 2016*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certificate of Taxpayer Identification Number on IRS W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Joint press release issued by the Siebert Financial and Purchaser dated September 2, 2016*

(a)(5)(B)	Form of communication to Siebert Financial’s employees, first used or made available on September 2, 2016*

(a)(5)(C)	Form of communication to Siebert Financial’s customers, first used or made available on September 2, 2016*

(a)(5)(D)	Form of summary advertisement, published in The New York Times on September 6, 2016*

(a)(5)(E)	Press Release issued by Kennedy Cabot Acquisition, LLC on September 29, 2016.

(b)	Not applicable

(d)(1)	Acquisition Agreement between Siebert Financial Corp., The Estate of Muriel F. Siebert and Kennedy Cabot Acquisition, LLC dated as of September 1, 2016*

(g)	Not applicable

(h)	Not applicable

* Previously filed